

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 4, 2017

Venkata S. Meenavalli
Chief Executive Officer and Director
Longfin Corp.
85 Broad Street.
New York, NY 10004

>   **Re: Longfin Corp.**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendments No. 6 and No. 7**
>   **Filed September 29, 2017**
>   **File No. 024-10684**

Dear Mr. Meenavalli:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 that you intend to "consummate and close the offering even if the listing approval is not received from NASDAQ." However, you state on page 25 of the filing that the funds in the escrow account will be released to you once the Nasdaq listing conditions are met. This appears to continue to be an offering that is contingent on the approval of the Nasdaq listing. Please clarify on the cover page of the filing the specific conditions in which the proceeds will be available to the company.

2.   Please tell us whether you intend to commence the offering of the Class A common stock within two calendar days after qualification and offer the securities on a continuous basis during the offering period. Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933, which is limited to offerings which are commenced within two calendar days after qualification and will be made on a continuous basis during the offering period, does not allow for delayed offerings. Please advise how your offering complies with the conditions of Rule 251(d)(3)(i)(F).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Andy Altahawi
        Adamson Brothers